Exhibit 4.2

                     MAY 23, 1997 AMENDMENT AND RESTATEMENT
                    OF TERMS OF NON-EMPLOYEE DIRECTOR OPTIONS
            UNDER XATA 1991 LONG-TERM INCENTIVE AND STOCK OPTION PLAN


19.      GRANT OF NON-EMPLOYEE DIRECTOR OPTIONS.

         Subject to shareholder ratification of the amendment of the Sections 19 and 19A of the Plan at the annual meeting of shareholders held in 1998, (a) each Non-Employee Director as of May 23, 1997 shall be granted, on May 23, 1997, July 10, 1997, October 10, 1997, and January 12, 1998 (January 10, 1998 being a
Saturday) an option to purchase 1,250 Common Shares (i.e., options for 5,000 Common Shares for each Non-Employee Director), which options shall be exercisable on and after the date of shareholder ratification; and (b) each Non-Employee Director elected or re-elected to the Board on or after the date of the annual meeting of shareholders held in 1998 shall be granted automatically on April 10, July 10, October 10, and January 10, or the next business day if such date is not a business day (as to each, a "Director Grant Date") during the year following such election, commencing with the first Director Grant Date following election. Notwithstanding the foregoing, if on the scheduled Director Grant Date, the President determines, in his discretion, that the Company is in possession of material, undisclosed information, then the grant of options will be suspended until the third day after public dissemination of such information. The President may only suspend the grant; the amount and other terms of the grant will remain as set forth in the Plan, with the exercise price of the option to be determined in accordance with the Plan on the date the option is finally granted. In the event that the Company changes its fiscal year end, each Director Grant Date automatically and without further action by the shareholders or the Board of Directors shall be changed to coincide with the 10th day of a new fiscal quarter.

19A.     TERMS AND CONDITIONS OF NON-EMPLOYEE DIRECTOR OPTIONS.

         Each option granted under Section 19 of this Plan to a Non-Employee Director shall be evidenced by an agreement, in a form approved by the President. Such agreement shall contain the following terms and conditions:

         a. Term. Each option granted under Section 19 to a Non-Employee Director shall have a term of five years and shall be immediately exercisable as to all Common Shares; provided, however that no shares of Common stock issued upon the exercise of an option may be sold or otherwise disposed of until six months after the Director Grant Date of the option.

         b. Exercise Price. The exercise price per share of options granted under Section 19 shall be 100% of the fair market value of one Common Share on the Director Grant Date. For these purposes, "fair market value" shall mean the average of the reported high and low sale prices of the Common Shares, as reported on the Nasdaq National Market on the Director Grant Date.

         c. Compliance with SEC Regulations. It is the Company's intent that the provisions of Sections 19 and 19A comply in all respects with Section 16 of the Securities Exchange Act of 1934 (the "1934 Act") and any regulations promulgated thereunder, including Rule 16b-3. If any provision of Section 19 or 19A is found not to be in compliance with the Rule, the provision shall be deemed null and void. All grants and exercises of options granted under Section 19 shall be executed in accordance with the requirements of Section 16 of the 1934 Act, as amended, and any regulations promulgated thereunder.

         d. Tax Status. All options granted pursuant to this Section 19A shall be nonqualified options which are not intended to be, and do not qualify as, incentive stock options described in
                  Section 422 of the Internal Revenue Code of 1986, as amended.